Consulting Services Agreement

This agreement states that eConnect has hired Chris Jensen to pursue the linkage of eConnect with the following companies:

1.  Sun Microsystems
2.  Mitsui

Chris Jensen will provide introductions to these companies and for his services has agreed to accept 150,000 shares of S-8 consultant stock from eConnect.

eConnect


By: /s/  Thomas S. Hughes
Thomas S. Hughes
Chairman and CEO
Dated: April 24, 2000